Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Letter to the editor – Pittsburgh Post-Gazette]

‘Benefits of innovation’

Absent from the Post-Gazette’s July 16 article “Phone Merger Fears Mount,” about proposed telecommunications mergers, was any perspective on the benefits that this transaction will deliver to consumers and businesses in Pennsylvania.

That perspective is necessary if your readers are to have a full understanding of why these transactions are taking place. Verizon’s proposed merger with MCI is part of the continuing evolution of the telecom industry that is being driven by customer needs and technology advances. The merger will create a strong new competitor by bringing together the complementary assets and capabilities of Verizon and MCI, allowing Verizon to continue its transformation from a regional telephone carrier into a national broadband communications company.

Despite the exaggerated claims of special interests, this acquisition does not alter the dynamics of the competitive communications marketplace. Competition from wireless, e-mail, cable telephony, VoIP, Instant Messaging, PDAs and other nontraditional technologies has given customers more choices, more services and a wide array of pricing and plans. Such competition will only increase. Customers of every size and description are currently using these technologies and will continue to do so after this deal is completed.

MCI’s global assets will greatly enhance the combined company’s ability to compete for large business customers, the most competitive sector in the communications market. But even after the merger Verizon will still compete with numerous national and international companies to serve that sector.

The Verizon/MCI transaction will strengthen the combined company’s ability to deliver the benefits of innovation to customers of all sizes, from residential customers to the largest enterprise businesses. We look forward to delivering the benefits of this transaction to consumers and businesses in Pennsylvania.

JAMES V. O’ROURKE

President, CEO, Verizon Pennsylvania

Philadelphia

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on July 20, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on July 20, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.

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